Exhibit 99.1

Catalyst Paper restructuring plan not approved by creditors

RICHMOND, BC, May 23, 2012 /CNW/ - Catalyst Paper Corporation announced that the company did not receive the necessary creditor approval for its amended plan of arrangement under the Companies' Creditors Arrangement Act. Approval of not less than 66 2/3% of the principal amount of each creditor class voting on the plan is required. Although 99.5% of the principal amount of the secured creditor class voted in favour of the plan, only 64% of the principal amount of the unsecured creditor class voted in favour of the plan at meetings held today in Richmond, BC. Details of the voting results including votes on a class-by-class basis are available at www.catalystpaper.com/restructuring.

Since the amended plan of arrangement was not approved at the meetings, Catalyst Paper is required to commence a sale transaction in accordance with certain court-approved sale and investor solicitation procedures (SISP) as described in the Management Proxy Circular delivered to Catalyst Paper's creditors in advance of the meetings.

"Today's creditors' vote makes it clear for stakeholders that our path to emerge from protection will be through a sales process initiated by a stalking horse bid from secured noteholders. Our objective remains unchanged and that's to put our company on better financial footing to enable us to compete vigorously and to adapt as necessary to the continuing changes in the markets for our products," said President and Chief Executive Officer Kevin J. Clarke. "Stakeholders can be assured that as milestones in the sales process are met, issues resolved and decisions reached, we will continue to provide timely updates on developments and progress."

The company's debtor-in possession (DIP) financing continues to be available to the company and, combined with the company's operating revenue, is expected to continue to provide sufficient liquidity to meet ongoing obligations to employees and suppliers and ensure that normal operations continue during the sale process.

The SISP outlines the procedures and timelines for soliciting bids to purchase all or substantially all of the assets of Catalyst Paper or to make an investment in the business and operations of Catalyst Paper. The SISP also contemplates that Catalyst Paper will enter into a stalking horse purchase agreement (the Stalking Horse Purchase Agreement) with holders of Catalyst Paper's First Lien Notes for the purchase of all or substantially all of the company's assets on a going concern basis. In the event that Catalyst Paper does not receive or accept a qualified bid, pursuant to the SISP the company must terminate the SISP and within three business days of such termination, must file an application with the court seeking approval of  a sale transaction under the Stalking Horse Purchase Agreement, which agreement has been finalized and approved by the court.

The SISP will be implemented as follows:

(a)	an initial offering summary and confidentiality agreement will be distributed to known potential bidders within two days;
(b)	potential bidders will submit certain information and an executed confidentiality agreement within 14 days (the Potential Bidder Deadline);
(c)	the determination of which potential bidders are qualified bidders will occur within five days after such bidders have delivered their materials;
(d)	qualified bidders will submit a non-binding indication of interest within 35 days following the Potential Bidder Deadline (the Phase 1 Bid Deadline);
(e)	the non-binding indication of interest will be assessed within five days of the Phase 1 Bid Deadline;
(f)	provided the non-binding indication of interest has been determined to likely be consummated, the bidder will submit a purchase bid or investment bid no later than 21 days from the Phase 1 Bid Deadline (the Phase 2 Bid Deadline);
(g)	the purchase bid or investment bid will be assessed within the 5 days following the Phase 2 Bid Deadline; and
(h)	in the event that there is more than one acceptable purchase bid or investment bid, an auction will be conducted within three days of the Phase 2 Bid Deadline.

Further Information and Monitor Contact Information

Additional information concerning the restructuring is contained on the Monitor's website, which is available at http://www.pwc.com/ca/en/car/catalyst-paper-corporation/index.jhtml.

Creditors who have questions about the restructuring may contact the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the SISP, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court approvals, failure to successful implement the SISP, and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the first quarter of 2012, all of which are available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
(604) 247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
(604) 247-4037

Media:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
(604) 247-4713

CO: Catalyst Paper Corporation

CNW 17:30e 23-MAY-12